Letter to Dealers and Other Nominees

                                GSE Systems, Inc.

                           [ ] Shares Of Common Stock
                      Initially Offered Pursuant To Rights
                         Distributed To Stockholders Of
                                GSE Systems, Inc.

  To Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:

         This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the offering by GSE Systems, Inc. ('GSE Systems') of 2,219,701 additional shares of its common stock (the 'Common Stock'), at a subscription price of $2.53 per share, pursuant to subscription rights (the 'Rights') initially distributed to holders of record of Common Stock as of the close of business on [ ____ ], 2001 (the 'Record Date'). The Rights are described in the Prospectus and evidenced by a Subscription Warrant registered in your name or the name of your nominee.

         Each beneficial owner of shares of Common Stock registered in your name or the name of your nominee is entitled to 0.711 Rights for each share of Common Stock owned by such beneficial owner. Holders of Rights are entitled to subscribe for and purchase one share of Common Stock for each whole Right at the subscription price. No fractional Rights have been granted; if a fractional Right would have been calculated for a beneficial owner as a result of the ratio described above, the number of Rights granted to such owner has been rounded up to the nearest whole Right.

         We are asking you to contact your clients for whom you hold Common Stock registered in your name or in the name of your nominee to obtain instructions with respect to the Rights. Enclosed are copies of the following documents:

          1.        The Prospectus;

          2. The 'Instructions as to Use of GSE Systems Inc. Subscription Warrant' (including Guidelines For Certification of Taxpayer Identification Number on Substitute Form W-9);

          3. A form of letter which may be sent to your clients for whose accounts you hold Common Stock registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Rights; and

          4. A Notice of Guaranteed Delivery for Subscription Warrants issued by GSE Systems, Inc.; and

          5. A return envelope addressed to Continental Stock Transfer & Trust Company, the Subscription Agent.

         Your prompt action is requested. The Rights will expire on [ ___ ], 2001, at 5:00 P.M., Eastern Time, unless extended by GSE Systems (the 'Expiration Date').

         To exercise the Rights, a properly completed and executed Subscription Warrant (unless the guaranteed delivery procedures are complied with) and payment in full for all Rights exercised must be delivered to the Subscription Agent as indicated in the Prospectus prior to 5:00 P.M., Eastern time, on the Expiration Date.

         Additional copies of the enclosed materials may be obtained from:

                                   Gill Grady
                     Sr. Vice President, Investor Relations
                                GSE Systems, Inc.
                              9189 Red Branch Road
                               Columbia, MD 21045
                     Phone 1-800-638-7912 or (410) 772-3500
                               Fax: (410) 772-3599
                          Email: investor@gses.com

                                                     Very truly yours,


                                                     GSE SYSTEMS, INC.

Nothing herein or in the enclosed documents shall constitute you or any person as an agent of GSE Systems, Inc., the subscription agent or any other person making or deemed to be making offers of the common stock issuable upon valid exercise of the rights, or authorize you or any other person to make any statements on behalf of any of them with respect to the offering except for statements made in the prospectus.

BA3#186041